



05006329

Rule 12g3-2(b) File No. 825109

17 February 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL


PROCESSING
SECTION
RECEIVED
MAR 0 7 2005
179
SEC MAIL
WASH, D.C.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

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SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg


PEOPLE DEVELOPER
SINGAPORE

Miscellaneous

Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	17-Feb-2005 17:15:00
Announcement No.	00021

Announcement Details

Details of the announcement start here ...

Announcement Title *	SMOE AND SEMBAWANG SHIPYARD TO BUILD NEW FPSO TOPSIDE FACILITIES FOR CONOCOPHILIPS CHINA INC.
Description	
Attachments:	SGX-PR-Bohai17Feb05.pdf Total size = **18K** (2048K size limit recommended)

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SMOE AND SEMBAWANG SHIPYARD TO BUILD NEW FPSO TOPSIDE FACILITIES FOR CONOCOPHILIPS CHINA INC.

SINGAPORE, February 17, 2005 – SMOE Pte Ltd, the offshore engineering unit of SembCorp Industries through SembCorp Utilities, in partnership with Sembawang Shipyard, announces that it has signed a Letter of Intent with ConocoPhillips China Inc. to fabricate and integrate topsides for a new build floating production, storage and offloading (FPSO) vessel for a major oil development in Bohai Bay, China.

Estimated at more than US$200 million (approximately S$321 million), the project is scheduled for completion in mid-2008.

The FPSO facility is bound for shallow-water Bohai Bay where ConocoPhillips China Inc., a unit of the US-based integrated petroleum company ConocoPhillips, is developing the massive Peng Lai 19-3 Phase II Oil Development Project in cooperation with CNOOC Ltd.

SMOE will be executing the project in partnership with Sembawang Shipyard Pte Ltd (SSPL), a subsidiary of SembCorp Marine, under a 50/50 joint venture arrangement. SMOE and SSPL have collaborated previously in similar partnership arrangement and successfully delivered three FPSO projects, including the FPSO topsides currently under construction for the Erha Field Development in Nigeria.

Under the project, SMOE will provide the secondary structural steel materials and fabricate 15 FPSO topside modules, one flare tower and seven pipe-rack modules, as well as integrate the facilities onto the hull of the FPSO vessel and commission the facilities prior to the vessel's departure for China. The topsides, weighing approximately 35,000 tonnes, will have a processing capacity of 190,000 barrels of oil per day with 510,000 barrels of fluid handled per day.

When completed, the FPSO vessel will be the largest ever in China. It will have a length of 300 metres, breadth of 60 metres and a depth of 29.4 metres, with an onboard storage capacity of 1.8 million barrels of crude oil. The hull will be built in China.

With this project, SMOE's orderbook stands at a healthy S$457 million.

Barring unforeseen circumstances, SembCorp Industries expects a positive contribution to its earnings from the contract. However, as the FPSO topsides will be in the early stage of production, this contract is not expected to have material impact on the earnings per share of SembCorp Industries for the year ending December 31, 2005.

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About SMOE

SMOE is the offshore engineering subsidiary of SembCorp Utilities, the wholly-owned utilities arm of SembCorp Industries. As one of the industry leaders in offshore oil and gas engineering and construction, SMOE is capable of handling the full spectrum of Engineering, Procurement, Construction and Installation (EPCI) work for the industry. SMOE offers its customers:

- Integrated Production Platforms
- Compression, Water Injection and Power Modules
- Wellhead and Riser Platforms
- Living Quarters and Pre-Assembled Modules
- Sub-structures
- A complete range of FPSO topside facilities

SMOE has delivered more than 100 projects in its 30-year history, and its clients include the world's major oil and energy companies such as Shell, ExxonMobil, ChevronTexaco, ConocoPhillips, TotalFinaElf, Marathon and Unocal.

About Sembawang Shipyard

Sembawang Shipyard is a wholly-owned subsidiary of SembCorp Marine, the marine engineering arm of SembCorp Industries. Sembawang Shipyard has one of the largest integrated ship repair facilities in Southeast Asia. The shipyard's world-class reputation is based on the company's commitment to high Quality, Health, Safety and Environment standard, timely delivery, superior customer service and innovative solutions.

Sembawang Shipyard has more than three decades of experience and proven track record in ship repair, FPSO and offshore conversions, servicing an average of 220 vessels of all types annually for an international clientele in the oil, bulk, chemical and gas trades.

The shipyard has evergreen alliances with Shell International Trading & Shipping Company Limited, BP Shipping, Jo Tankers and BHP Billiton and long term contracts with Alaska Tanker Company, TESMA Shipmanagement, V. Ships, TMT Ltd, Tecto B.V. and Northwest Shelf Shipping, all of which are internationally renowned shipping companies.